QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2002

Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

2488 Dunwin Drive, Mississauga, Ontario, CANADA, L5L 1J9
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (416) 285-6000

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F    X    Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes            No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes            No    X

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.    Yes            No    X

BIOVAIL CORPORATION
QUARTERLY REPORT

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration No. 333-92229) and on Form F-10 (Registration Nos. 333-10860 and 333-14048) of Biovail Corporation.

INDEX

PART I — FINANCIAL INFORMATION
Financial Statements
Consolidated Balance Sheets as at June 30, 2002 and December 31, 2001	2
Consolidated Statements of Income for the three months and six months ended June 30, 2002 and 2001	3
Consolidated Statements of Deficit for the three months and six months ended June 30, 2002 and 2001	4
Consolidated Statements of Cash Flows for the three months ended June 30, 2002 and 2001	5
Condensed Notes to the Consolidated Financial Statements	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Quantitative and Qualitative Disclosure about Market Risk	26
PART II — OTHER INFORMATION
Operational Information	28
Legal Proceedings	28
Material Issued to Shareholders	28
Executive Certifications	28

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail Corporation together with its subsidiaries.

        All dollar amounts in this report are expressed in U.S. dollars.

        Biovail, the Biovail word logo, Tiazac®, Cardizem®, Viazem®, CEFORM®, FlashDose®, Shearform®, Teveten®, Vasotec® and Vaseretic® are all trademarks owned or licensed by the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this report are the property of their respective owners.

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

	June 30 2002	December 31 2001
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$35,505	$434,891
Accounts receivable	149,479	96,556
Inventories	48,716	38,506
Deposits and prepaid expenses	6,984	6,643

	240,684	576,596
Long-term investments	72,542	2,355
Property, plant and equipment, net	102,881	85,581
Goodwill, net	102,259	96,477
Intangible assets, net	996,666	556,360
Other assets, net	26,349	14,114

	$1,541,381	$1,331,483

LIABILITIES
Current
Accounts payable	$51,401	$31,811
Accrued liabilities	76,797	59,989
Income taxes payable	24,564	17,318
Deferred revenue	19,082	27,030
Current portion of long-term obligations	47,610	12,592

	219,454	148,740
Deferred revenue	20,650	23,100
Long-term obligations	507,997	33,569

	748,101	205,409

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 147,009,508 and 157,496,407 issued and outstanding at June 30, 2002 and December 31, 2001	1,315,536	1,407,507
Stock options outstanding	6,211	5,067
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Warrants outstanding	6,177	6,221
Deficit	(522,928)	(280,004)
Accumulated other comprehensive loss	(1,728)	(2,729)

	793,280	1,126,074

	$1,541,381	$1,331,483

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
REVENUE
Product sales	$157,788	$121,938	$287,642	$230,799
Research and development	5,802	1,963	11,515	3,529
Co-promotion, royalty and licensing	21,541	9,603	41,227	18,403

	185,131	133,504	340,384	252,731

EXPENSES
Cost of goods sold	41,291	27,321	77,007	53,662
Research and development	14,453	13,675	24,921	24,845
Selling, general and administrative	38,981	24,527	78,318	51,253
Amortization	14,019	10,849	26,528	21,451

	108,744	76,372	206,774	151,211

Operating income	76,387	57,132	133,610	101,520
Interest income	1,047	579	2,561	1,157
Interest expense	(10,170)	(10,298)	(11,863)	(23,348)

Income before provision for income taxes	67,264	47,413	124,308	79,329
Provision for income taxes	4,707	3,310	8,700	6,060

Net income	$62,557	$44,103	$115,608	$73,269

Earnings per share
Basic	$0.42	$0.33	$0.76	$0.55

Diluted	$0.39	$0.30	$0.70	$0.50

Weighted average number of common shares outstanding (000s)
Basic	149,948	132,297	152,735	132,037

Diluted	161,423	147,933	164,885	147,735

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Deficit, beginning of period	$(436,670)	$(232,653)	$(280,004)	$(261,819)
Net income	62,557	44,103	115,608	73,269

	(374,113)	(188,550)	(164,396)	(188,550)
Excess of cost of common shares acquired over the stated capital thereof	(148,815)	—	(358,532)	—

Deficit, end of period	$(522,928)	$(188,550)	$(522,928)	$(188,550)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$115,608	$73,269
Add items not involving cash
Depreciation and amortization	32,025	26,652
Amortization of deferred financing costs	1,160	705
Amortization of discounts on long-term obligations	2,074	7,115
Compensation cost for employee stock options	999	999
Deferred income taxes	—	1,450

	151,866	110,190
Net change in non-cash operating items	(25,388)	27,222

Cash provided by operating activities	126,478	137,412

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(20,436)	(28,939)
Additions to intangible assets	(383,302)	(13,954)
Acquisitions of long-term investments	(70,694)	(209)
Proceeds on reduction in intangible assets	—	11,352

Cash used in investing activities	(474,432)	(31,750)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	5,232	13,617
Repurchase of common shares	(452,001)	—
Proceeds from the exercise of warrants	794	20
Issuance of Senior Subordinated Notes, net of financing costs	384,280	—
Advances (repayments) under revolving term credit facility	34,954	(75,790)
Repayments of other long-term obligations	(24,740)	(100,365)

Cash used in financing activities	(51,481)	(162,518)

Effect of exchange rate changes on cash and cash equivalents	49	(12)

Decrease in cash and cash equivalents	(399,386)	(56,868)
Cash and cash equivalents, beginning of period	434,891	125,144

Cash and cash equivalents, end of period	$35,505	$68,276

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2001 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  Derivative financial instruments

  The Company currently manages its exposure to interest rate risks through the use of derivative instruments, and accounts for them in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities". SFAS No. 133 requires companies to recognize all derivative instruments as either assets or liabilities at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

  On the dates the Company entered into the derivative contracts, it designated the derivative instruments as a hedge of the fair value of an identified portion of a recognized liability. For a derivative instrument that is designated and qualifies as a fair value hedge, the derivative instrument is marked-to-market with the gain or loss on the derivative instrument, and the respective offsetting loss or gain on the underlying hedged item, recognized in net income. Net receipts or payments relating to the derivative instruments are recorded in net income as an adjustment to interest expense.

2.    CHANGES IN ACCOUNTING PRINCIPLES

  The Company has adopted SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

  Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets to goodwill, and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified as of December 31, 2001. In the second quarter of 2002, the Company evaluated its goodwill as of January 1, 2002 in accordance with SFAS No. 142 and determined that none of its goodwill was impaired as of that date. The Company will perform the annual impairment test of its goodwill as of a date on or before December 31, 2002.

  A reconciliation of reported net income and basic and diluted earnings per share, assuming SFAS No. 142 was applied retroactively with restatement, is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Net income as reported	$62,557	$44,103	$115,608	$73,269
Add back
Goodwill amortization	—	1,408	—	2,816
Workforce amortization	—	268	—	535

Adjusted net income	$62,557	$45,779	$115,608	$76,620

Basic earnings per share
Net income as reported	$0.42	$0.33	$0.76	$0.55
Goodwill amortization	—	0.01	—	0.02
Workforce amortization	—	—	—	—

Adjusted net income	$0.42	$0.34	$0.76	$0.57

3.    ACQUISITION OF LONG-TERM INVESTMENT

  On April 12, 2002, Biovail invested $68,185,000, including costs of acquisition, to acquire a 15% equity interest in Ethypharm S.A. ("Ethypharm"). Biovail has options to purchase up to an additional 10% interest in Ethypharm. To June 30, 2002, Biovail had not exercised any of its options. The investment in Ethypharm will be accounted for under the cost method.

  Biovail also licensed the marketing rights to six products from Ethypharm as described in note 13 — Research and Development Collaborations.

4.    ADDITIONS TO INTANGIBLE ASSETS

  Zovirax

  Effective January 1, 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the exclusive distribution rights for prescription strength Zovirax Ointment and, upon U.S. Food and Drug Administration ("FDA") approval, Zovirax Cream in the United States and Puerto Rico. Zovirax is an anti-viral topical product indicated for the treatment of herpes. The purchase price of $133,339,000, including costs of acquisition, has been capitalized to product rights and will be amortized over an estimated useful life of ten years, based upon the term of the distribution agreement.

  In the event of the termination of the bupropion hydrochloride ("HCl") development agreement by either party, as described in note 13 — Research and Development Collaborations, Biovail would be required to pay GSK additional payments for the rights to the Zovirax products of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based upon a percentage of Biovail's gross sales of the Zovirax products during the immediately preceding calendar year. GSK will manufacture and supply Zovirax Ointment and, upon FDA approval, Zovirax Cream to Biovail.

  Teveten®

  On March 18, 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications. The purchase price of $94,330,000, including costs of acquisition, has been capitalized to product rights and will be amortized over an estimated useful life of twenty years.

  Solvay will manufacture and supply Teveten® and Teveten® HCT with an option to transfer United States manufacturing to one of Biovail's manufacturing facilities, in a phased in approach, upon receipt of the necessary regulatory approvals. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay will pay a marketing allowance to Biovail, of up to $20,000,000, to reimburse Biovail for the re-launch and marketing of Teveten® and Teveten® HCT in the United States. Biovail recorded $5,000,000 of the marketing allowance as a reimbursement of a portion of the agreed upon direct costs associated with the re-launch of Teveten® in the second quarter of 2002. Biovail will form a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of the Teveten® products. Solvay has the option to acquire all potential future modifications and innovations developed by Biovail for the Teveten® products for worldwide markets excluding the United States.

  Vasotec® and Vaseretic®

  On May 10, 2002, Biovail acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck & Co., Inc. ("Merck"), and also acquired the fixed dose combination New Drug Application of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Merck will also receive royalties on the future sales of any life cycle products developed and marketed in the United States. Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM® technology, Biovail will manufacture and supply this new dosage format to Merck for commercialization, subject to approval by the FDA.

  The purchase price for Vasotec® and Vaseretic® was comprised of cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. In accordance with Accounting Principles Board Opinion No. 21, "Interest on Receivables and Payables", the minimum fixed royalty payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the minimum fixed royalty payments was determined to be $99,620,000 and has been recorded as a long-term obligation. Total consideration, including costs of acquisition, was allocated based on the estimated fair values of the acquired assets as follows:

Acquired assets
Trademarks	$183,304
Product rights	62,000

$245,304

Consideration
Cash consideration	$155,634
Gross profit on acquired assets	(9,950)
Vasotec® / Vaseretic® obligation	99,620

$245,304

  The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively.

  Biovail issued a letter of credit of $114,556,000 to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® / Vaseretic® agreement. The letter of credit was issued under Biovail's revolving term credit facility at an annualized rate of 1.8%. The fees incurred to issue the letter of credit will be amortized to interest expense over the related term of the letter of credit.

5.    INVENTORIES

	June 30 2002	December 31 2001
Raw materials	$7,581	$12,110
Work in process	8,148	5,818
Finished goods	32,987	20,578

	$48,716	$38,506

6.    INTANGIBLE ASSETS

	June 30, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand names	$589,362	$(32,660)	$556,702
Product rights and royalty interests	465,145	(34,354)	430,791
Core technology	11,185	(2,012)	9,173

	$1,065,692	$(69,026)	$996,666

	December 31, 2001
	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand names	$406,058	$(20,932)	$385,126
Product rights and royalty interests	175,308	(19,342)	155,966
Core technology	11,185	(1,639)	9,546
Workforce	7,241	(1,519)	5,722

	$599,792	$(43,432)	$556,360

  Amortization expense amounted to $14,289,000 and $9,800,000 for the three months ended June 30, 2002 and 2001, respectively, and $27,066,000 and $19,353,000 for the six months ended June 30, 2002 and 2001, respectively. Estimated annual amortization expense, related to the intangible assets recorded as of June 30, 2002, for each of the five succeeding years ended December 31 is as follows:

Year	Amount
2002	$59,500
2003	64,500
2004	64,000
2005	64,000
2006	63,000

7.    LONG-TERM OBLIGATIONS

	June 30 2002	December 31 2001
Senior Subordinated Notes	$400,000	$—
Unamortized discount	(2,828)	—
Fair value adjustment	1,112	—

	398,284	—
Vasotec® / Vaseretic® obligation	83,034	—
Revolving term credit facility	34,954	—
Adalat obligation	32,456	38,626
Deferred compensation	6,879	7,535

	555,607	46,161
Less current portion	47,610	12,592

	$507,997	$33,569

  Interest expense on long-term obligations amounted to $9,564,000 and $5,124,000 for the three months ended June 30, 2002 and 2001, respectively, and $10,960,000 and $13,011,000 for the six months ended June 30, 2002 and 2001, respectively. Interest expense included the amortization of the discounts on long-term obligations of $1,381,000 and $3,161,000 for the three months ended June 30, 2002 and 2001, respectively, and $2,074,000 and $7,115,000 for the six months ended June 30, 2002 and June 30, 2001, respectively.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002 the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  In June 2002, the Company entered into three interest rate swaps of aggregate $200 million notional amount which effectively modifies its exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to floating rate. These transactions involve the receipt of fixed rate amounts in exchange for floating rate interest payments, based on six-month LIBOR, without an exchange of the underlying principal amount. Interest expense on the Notes is adjusted to include the payments made or received under the interest rate swaps. Due to a decline in the benchmark LIBOR rates, the mark-to-market value of the interest rate swaps at June 30, 2002 was an asset of $1,046,000, which has been recorded in other assets with a respective offsetting $1,112,000 fair value adjustment added to the carrying value of the Notes in long-term obligations. The Company recognized a net loss of $66,000 related to the ineffective portion of the interest rate swaps.

  Vasotec® / Vaseretic® obligation

  The obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. The non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The Company made the first payment of $17,240,000 on May 10, 2002 (the closing date of the transaction). The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2002 — $17,240,000; 2003 — $25,782,000; 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

8.    COMMON SHARES

  The details of issued and outstanding common shares were as follows:

	Six Months Ended June 30, 2002		Year Ended December 31, 2001
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Balance, beginning of period	157,496	$1,407,507	131,461	$482,842
Issued on the exercise of stock options	403	5,025	2,906	33,650
Issued under Employee Stock Purchase Plan	6	207	6	280
Issued on exercise of warrants	79	838	3,061	30,784
Cancelled under stock repurchase program	(10,974)	(98,041)	(2,871)	(14,354)
Issued pursuant to equity offering	—	—	12,500	587,500
Issue costs	—	—	—	(27,454)
Issued on surrender and redemption of Convertible Subordinated Preferred Equivalent Debentures	—	—	10,433	314,259

Balance, end of period	147,010	$1,315,536	157,496	$1,407,507

  The number of stock options outstanding at June 30, 2002 and December 31, 2001 were 7,786,528 and 6,252,952, respectively. For the six months ended June 30, 2002, 2,055,455 stock options were granted, 402,953 stock options were exercised and 118,926 stock options were forfeited.

  Stock repurchase program

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to 5% or approximately 7,850,000 of its issued and outstanding common shares. In May 2002, those amounts were increased to 10% or approximately 12,862,800 of the Company's issued and outstanding common shares. To June 30, 2002, an aggregate of 10,974,400 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange ("NYSE") and Toronto Stock Exchange, at an average purchase price of $41.60 for total consideration of $456,573,000. At June 30, 2002, the Company had settled $452,001,000 of these transactions and had accrued $4,572,000 for the remainder. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $358,532,000, was charged to the deficit in the six months ended June 30, 2002.

9.    EARNINGS PER SHARE

  Earnings per share are determined in accordance with SFAS No. 128, "Earnings Per Share". Earnings per share are based on net income. Basic earnings per share are computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are computed after giving effect to the potentially dilutive warrants, stock options and convertible securities. The computation of basic and diluted earnings per share was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Basic earnings per share
Net income	$62,557	$44,103	$115,608	$73,269
Weighted average number of common shares outstanding (000s)	149,948	132,297	152,735	132,037

Basic earnings per share	$0.42	$0.33	$0.76	$0.55

Diluted earnings per share
Net income	$62,557	$44,103	$115,608	$73,269
Weighted average number of common shares outstanding (000s)	149,948	132,297	152,735	132,037
Dilutive effect of warrants (000s)	8,323	10,649	8,628	10,682
Dilutive effect of stock options (000s)	3,152	4,987	3,522	5,016

Adjusted weighted average number of common shares outstanding (000s)	161,423	147,933	164,885	147,735

Diluted earnings per share	$0.39	$0.30	$0.70	$0.50

  For the three months and six months ended June 30, 2001, the 6.75% Convertible Subordinated Preferred Equivalent Debentures were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

10.  COMPREHENSIVE INCOME

  Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Net income	$62,557	$44,103	$115,608	$73,269

Other comprehensive income (loss)
Foreign currency translation adjustment	1,680	1,376	1,572	(248)
Unrealized holding gain (loss) on long-term investments	(571)	571	(571)	642

Other comprehensive income	1,109	1,947	1,001	394

Comprehensive income	$63,666	$46,050	$116,609	$73,663

11.  CASH FLOW INFORMATION

  Net change in non-cash operating items

	Six Months Ended June 30
	2002	2001
Accounts receivable	$(42,443)	$17,502
Inventories	(10,968)	(15,026)
Deposits and prepaid expenses	(341)	781
Accounts payable and accrued liabilities	31,568	11,093
Income taxes payable	7,194	3,193
Deferred revenue	(10,398)	9,679

	$(25,388)	$27,222

  Non-cash investing and financing activities

	Six Months Ended June 30
	2002	2001
Long-term obligation assumed on acquisition of Vasotec® and Vaseretic®	$(99,620)	$—
Receivable from Merck related to gross profit on acquired Vasotec® and Vaseretic® assets from April 1, 2002 to May 10, 2002	9,950	—
Accrued repurchases of common shares	(4,572)	—
Unrealized holding loss (gain) on long-term investments	571	(642)

	$(93,671)	$(642)

12.  LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by Biovail's filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February, 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. Biovail believes that it has a meritorious action and that it will recover damages consisting of lost sales.

  The Company has commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding through legal action to pursue those claims with dispatch.

  A plaintiff recently commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

  The U.S. Federal Trade Commission ("FTC") has been conducting investigations relating generally to the introduction of generic products, and more specifically with respect to the proposed introduction of generic versions of Tiazac® and Adalat CC. Biovail has been cooperating with the FTC and in providing information to it to demonstrate that the Company's actions have been proper and in compliance with the law. Biovail has recently settled with the FTC through a Consent Decree (without any admission of impropriety) the issues with respect to the FTC's investigation into the introduction of a generic version of Tiazac®. As a result of the Consent Decree with the FTC, the Company has discontinued its patent infringement case with respect to the '463 Patent. The Company has also de-listed the '463 patent from the FDA's "Approved Drug Products with Therapeutic Equivalence Evaluations". The FTC's other investigation concerns the Company's licensing and supply agreement with Elan Corporation ("Elan") for the introduction of generic versions of Adalat CC. While Biovail and Elan maintain that the agreement is valid, proper and enforceable, nevertheless, Biovail, the FTC and Elan have settled this issue through a Consent settlement, without admitting any impropriety. The effect of the settlement is that the Agreement between Elan and Biovail has been unwound so that each company is free to market its own Adalat CC products.

  Several class action complaints have been filed against the Company in which these plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. The Company has not yet filed an answer but it believes that the complaints are totally without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. The Company will be vigorously defending these actions. One such action has been voluntarily discontinued.

  Two class action suits have recently been commenced jointly against Biovail and Elan relating to their Adalat CC Agreement that has since been discontinued (see above). Biovail and Elan will be vigorously defending these suits in due course. Biovail believes these suits are without merit.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

13.  RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments or royalty payments from the future sale of the products under development, or some combination of these bases. In addition, in the ordinary course of business the Company enters into research and development collaborations with third parties whereby the Company provides contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these bases. The Company recorded research and development revenue from third parties of $5,802,000 and $1,963,000 for the three months ended June 30, 2002 and 2001, respectively, and $11,515,000 and $3,529,000 for the six months ended June 30, 2002 and 2001, respectively. The total cost of providing these services to these third parties was $3,501,000 and $1,000,000 for the three months ended June 30, 2002 and 2001, respectively, and $7,193,000 and $1,632,000 for the six months ended June 30, 2002 and 2001, respectively.

  On October 26, 2001, Biovail and GSK entered into a development and co-promotion agreement for bupropion HCl. Under the terms of the agreement, Biovail has licensed to GSK a novel controlled-release, once-daily formulation of bupropion HCl ("Wellbutrin Once-Daily") for sale and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed for the treatment of depression as Wellbutrin by GSK, is currently sold in sustained-release ("SR"), twice-daily, and immediate-release ("IR"), four-times daily, dosage formats. Under the terms of the Wellbutrin Once-Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once-Daily. GSK and Biovail intend to file a NDA for Wellbutrin Once-Daily with the FDA during mid-2002. When and if FDA approval is received, Biovail will manufacture and supply Wellbutrin Once-Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once-Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once-Daily in the United States when and if FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK will pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000, related to the development of Wellbutrin Once-Daily, was recorded in deferred revenue at December 31, 2001 and Biovail is recognizing this amount in research and development revenue over the development period. For the three months and six months ended June 30, 2002, Biovail recorded $3,300,000 and $5,600,000, respectively, of research and development revenue related to Wellbutrin Once-Daily. Biovail is entitled to receive the remaining five quarterly increments, of up to $10,000,000 each, over five calendar quarters beginning with the first quarter of 2002. The receipt of each of the remaining quarterly increments is dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter. For the three months and six months ended June 30, 2002, Biovail recorded $10,000,000 and $20,000,000, respectively, of co-promotion revenue related to Wellbutrin SR.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. Upon termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the quarterly increment for any quarter in which termination of the agreement becomes effective or for any quarter thereafter. All rights to Wellbutrin Once-Daily granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin IR and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin Once-Daily.

  During 2001, the Company entered into collaborations with unrelated third party formulating and product development companies. These collaborations target the Company's therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, the Company will supply access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options. If the Company does elect to exercise its options to acquire the developers, the Company would be responsible for the developers' third party liabilities.

  For the three months and six months ended June 30, 2002, the Company earned revenue from providing advisory and contract research services to the developers of $384,000 and $1,612,000 respectively. For the three months and six months ended June 30, 2002, the cost of providing these services to the developers was $152,000 and $990,000, respectively, and the Company was also reimbursed amounts at cost of $399,000 and $917,000, respectively.

  On January 4, 2002, the Company invested approximately $2,500,000 in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. Upon approval and commercialization of FIBROSTAT in the United States the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based upon a percentage of net sales of FIBROSTAT.

  On April 12, 2002, Biovail licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61,000,000 in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Biovail has also entered into a cross-license agreement with Ethypharm whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

14.  SEGMENTED INFORMATION

  Organizationally, the Company's operations consist of three segments — Product sales and co-promotion, Research and development, and Royalty and licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors. The Company classifies revenue in its consolidated statements of income on a different basis than for segmented reporting.

  The Product sales and co-promotion segment covers sales of production from the Company's Puerto Rican and Canadian facilities, sales of proprietary and in-licensed branded products by the Company's sales and marketing operations, and revenue derived from the co-promotion of pharmaceutical products.

  The Research and development segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties and product development milestone fees.

  The Royalty and licensing segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

  Information by reportable segments

Three Months Ended June 30, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$172,296	$5,802	$7,033	$185,131

Segment operating income (loss)	80,299	(9,737)	6,952	77,514
Unallocated amounts
General and administrative expenses				(1,127)
Interest expense, net				(9,123)

Income before provision for income taxes				$67,264

Three Months Ended June 30, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$125,398	$1,963	$6,143	$133,504

Segment operating income (loss)	68,820	(13,078)	6,079	61,821
Unallocated amounts
General and administrative expenses				(4,689)
Interest expense, net				(9,719)

Income before provision for income taxes				$47,413

Six Months Ended June 30, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$315,579	$11,515	$13,290	$340,384

Segment operating income (loss)	141,117	(16,239)	13,118	137,996
Unallocated amounts
General and administrative expenses				(4,386)
Interest expense, net				(9,302)

Income before provision for income taxes				$124,308

Six Months Ended June 30, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$237,325	$3,529	$11,877	$252,731

Segment operating income (loss)	123,601	(24,218)	11,726	111,109
Unallocated amounts
General and administrative expenses				(9,589)
Interest expense, net				(22,191)

Income before provision for income taxes				$79,329

June 30, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Segment assets	$1,319,287	$135,529	$17,569	$1,472,385
Unallocated amounts
Cash and cash equivalents				22,704
Other				46,292

				$1,541,381

December 31, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Segment assets	$801,100	$71,985	$20,630	$893,715
Unallocated amounts
Cash and cash equivalents				406,504
Other				31,264

				$1,331,483

  Upon the adoption of SFAS No. 142, the Company assigned its recognized goodwill to its operating segments (reporting units). Prior year's figures have been reclassified to conform to the presentation adopted in the current year.

  The increase in product sales and co-promotion segment assets was primarily due to the additions of the rights to Zovirax and Teveten® and the acquired Vasotec® / Vaseretic® assets. The increase in research and development assets was primarily due to equity investments made in Ethypharm and Procyon Biopharma Inc.

15.  SUBSEQUENT EVENTS

  Stock repurchase program

  Pursuant to the Company's common share repurchase program, from June 30, 2002 to July 25, 2002, an aggregate of 1,888,000 additional common shares were repurchased, through open market transactions on the NYSE, at an average purchase price of $24.64 for total consideration of $46,526,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $29,666,000, will be charged to the deficit. The program was terminated with no further common shares repurchased.

  DepoMed, Inc.

  On May 29, 2002, Biovail announced that it had signed a definitive agreement to license from DepoMed, Inc. ("DepoMed") the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("Metformin GR"). The license confers to Biovail the right to market Metformin GR in the United States (including Puerto Rico) and Canada.

  DepoMed will be responsible for completing the clinical development program in support of Metformin GR and Biovail will pay to DepoMed a $25,000,000 milestone fee upon FDA approval as well as royalties on the net sales of the product in the United States and Canada. Biovail also signed a definitive agreement to acquire a 15% equity interest in DepoMed.

  Following approval of the agreements under the Hart-Scott-Rodino Act in the United States effective July 8, 2002, Biovail invested $12,329,000 to acquire newly issued common shares (15% of the issued and outstanding common shares) of DepoMed. Biovail has options to purchase up to an additional 5% interest in DepoMed.

  Revolving term credit facility

  On July 25, 2002, the Company's revolving term credit facility was increased from $400,000,000 to $600,000,000. All other material terms and conditions are unchanged.

  Adalat CC

  As a result of the settlement reached with the FTC with respect to generic Adalat CC, as described in note 12 — Legal Proceedings, Biovail and Elan are currently in negotiations over compensation for the net assets related to generic Adalat CC that Biovail had recorded as of June 30, 2002. Pending the outcome of these negotiations, Biovail does not believe that these net assets have been impaired.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

CRITICAL ACCOUNTING POLICY

        We currently manage our exposure to interest rate risks through the use of derivative instruments. On the dates we entered into the derivative contracts, we designated the derivative instruments as a hedge of the fair value of an identified portion of a recognized liability. For a derivative instrument that is designated and qualifies as a fair value hedge, the derivative instrument is marked-to-market with the gain or loss on the derivative instrument, and the respective offsetting loss or gain on the underlying hedged item, recognized in net income. Net receipts or payments relating to the derivative instruments are recorded in net income as an adjustment to interest expense. A discontinuance of fair value hedge accounting could have a material impact on our results of operations.

CHANGES IN ACCOUNTING PRINCIPLES

        We have adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, we identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of our remaining intangible assets. As a result, we reclassified the $5.7 million net carrying amount of workforce related intangible assets to goodwill, and determined that the useful lives of our remaining intangible assets were appropriate and consistent with those useful lives identified as of December 31, 2001. Our results for the second quarter and first half of 2001 included $1.7 million ($0.01 basic and diluted earnings per share) and $3.4 million ($0.02 basic and diluted earnings per share), respectively, of goodwill and workforce related amortization. In the second quarter of 2002, we evaluated our goodwill as of January 1, 2002 in accordance with SFAS No. 142 and determined that none of our goodwill was impaired as of that date. We will perform the annual impairment test of our goodwill as of a date on or before December 31, 2002.

RESULTS OF OPERATIONS

        Total revenue for the second quarter of 2002 was $185.1 million, an increase of $51.6 million or 39% from $133.5 million for the second quarter of 2001. Net income for the second quarter of 2002 was $62.6 million, or diluted earnings per share of $0.39, compared to net income of $44.1 million, or diluted earnings per share of $0.30, for the second quarter of 2001. Net income and diluted earnings per share increased by 42% and 30%, respectively, for the second quarter of 2002 compared to the second quarter of 2001.

        Total revenue for the first half of 2002 was $340.4 million, an increase of $87.7 million or 35% from $252.7 million for the first half of 2001. Net income for the first half of 2002 was $115.6 million, or diluted earnings per share of $0.70, compared to net income of $73.3 million, or diluted earnings per share of $0.50, for the first half of 2001. Net income and diluted earnings per share increased by 58% and 40%, respectively, for the first half of 2002 compared to the first half of 2001.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, the co-promotion of pharmaceutical products, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, and direct marketing in Canada and the United States of proprietary and in-licensed products. Research and development revenue relates to product development activity on behalf of third parties, and pharmaceutical contract research services. Fees for co-promotion services are earned as our co-promotion partners record sales. Royalties primarily arise on sales of the products we developed or acquired. License fees are derived from the license of our technologies or product rights.

        The prior year's figures reflect the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in the current year.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended June 30			Six Months Ended June 30
	2002	2001	Percentage Change	2002	2001	Percentage Change
	000s	000s		000s	000s
Product sales	$157,788	$121,938	29%	$287,642	$230,799	25%
Research and development	5,802	1,963	196%	11,515	3,529	226%
Co-promotion, royalty and licensing	21,541	9,603	124%	41,227	18,403	124%

Total revenue	$185,131	$133,504	39%	$340,384	$252,731	35%

Product sales

        Product sales for the second quarter of 2002 were $157.8 million compared to $121.9 million for the second quarter of 2001, an increase of $35.9 million or 29%. Product sales for the first half of 2002 were $287.6 million compared to $230.8 million for the first half of 2001, an increase of $56.8 million or 25%. As a percentage of total revenue, product sales were 85% for both periods of 2002 compared to 91% for both periods of 2001.

        Effective January 1, 2002, we acquired from GlaxoSmithKline plc ("GSK") the exclusive distribution rights to prescription strength Zovirax Ointment and, upon U.S. Food and Drug Administration ("FDA") approval, Zovirax Cream in the United States and Puerto Rico. Zovirax is an anti-viral topical product indicated for the treatment of herpes.

        On March 18, 2002 we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States. Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic.

        On May 10, 2002, we acquired Vasotec® and Vaseretic® from Merck & Co., Inc. ("Merck"). Vasotec® is a leading angiotensin converting enzyme ("ACE") inhibitor indicated for hypertension and symptomatic congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic.

        The period over period increases in product sales were due to the continuing strong performance of Tiazac®, combined with the contribution from Zovirax Ointment, Teveten®, Vasotec® and Vaseretic®, partially reduced by a decline in Cardizem® sales. We began to actively promote Zovirax and Teveten® to physicians during the second quarter of 2002.

        As a result of a settlement reached with the U.S. Federal Trade Commission, we have unwound our licensing and supply agreement with Elan Corporation, plc ("Elan") for generic Adalat CC such that we are each free to market our own generic Adalat CC products. We have not determined what the impact of this event will be on our product sales and results of operations.

Research and development

        Research and development revenue for the second quarter of 2002 was $5.8 million compared to $2.0 million for the second quarter of 2001, an increase of $3.8 million or 196%. Research and development revenue for the first half of 2002 was $11.5 million compared to $3.5 million for the first half of 2001, an increase of $8.0 million or 226%. As a percentage of total revenue, research and development revenue was 3% for both periods of 2002 compared to 1% for both periods of 2001.

        The increase in research and development revenue was due to the inclusion of revenue associated with the development of a once-daily formulation of bupropion hydrochloride ("HCl") in collaboration with GSK. At December 31, 2001, we recorded $11.5 million in fees received from GSK related to the development of once-daily bupropion HCl in deferred revenue and we are recognizing this amount in research and development revenue over the development period. For the periods presented, the remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing revenue for the second quarter of 2002 was $21.5 million compared to $9.6 million for the second quarter of 2001, an increase of $11.9 million or 124%. Co-promotion, royalty and licensing revenue for the first half of 2002 was $41.2 million compared to $18.4 million for the first half of 2001, an increase of $22.8 million or 124%. As a percentage of total revenue, co-promotion, royalty and licensing revenue was 12% for both periods of 2002 compared to 7% for both periods of 2001.

        For the second quarter and first half of 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States, and the co-promotion of H. Lundbeck A/S' Celexa in Canada. For the second quarter and first half of 2001, co-promotion revenue was related solely to the co-promotion of Celexa. Under the Wellbutrin SR co-promotion agreement with GSK, we are entitled to receive five quarterly increments, of up to $10 million each, beginning with the first quarter of 2002. The receipt of each of the quarterly increments is dependent on us performing prescribed detailing activity, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter. We earned the full $10 million in Wellbutrin SR co-promotion revenue in each of the first and second quarters of 2002.

        For the periods presented, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac® by Forest Laboratories Inc., and the royalties associated with sales of generic versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended June 30			Six Months Ended June 30
	2002	2001	Percentage Change	2002	2001	Percentage Change
	000s	000s		000s	000s
Cost of goods sold	$41,291	$27,321	51%	$77,007	$53,662	44%
Research and development	14,453	13,675	6%	24,921	24,845	— %
Selling, general and administrative	38,981	24,527	59%	78,318	51,253	53%
Amortization	14,019	10,849	29%	26,528	21,451	24%

Total expenses	$108,744	$76,372	42%	$206,774	$151,211	37%

Cost of goods sold and gross margins

        Cost of goods sold was $41.3 million for the second quarter of 2002 compared to $27.3 million for the second quarter of 2001, an increase of $14.0 million or 51%. Cost of goods sold was $77.0 million for the first half of 2002 compared to $53.7 million for the first half of 2001, an increase of $23.3 million or 44%.

        The increase in cost of goods sold was the result of higher Tiazac® sales and the additions of Zovirax Ointment, Teveten®, Vasotec® and Vaseretic® sales, partially reduced by a decline in Cardizem® sales.

        Gross margins based on product sales for the second quarter of 2002 and 2001 were 74% and 78%, respectively, and for the first half of 2002 and 2001 were 73% and 77%, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The period over period declines in gross margins were primarily due to a lower proportion of higher margin Cardizem® sales in the overall mix and the additions of Zovirax Ointment and Teveten® sales which had lower margins relative to other of our products. The decline in gross margins was mitigated by the inclusion of Vasotec® and Vaseretic® sales which generated higher margins relative to our overall product portfolio.

Research and development

        Research and development expenses were $14.5 million for the second quarter of 2002 compared to $13.7 million for the second quarter of 2001, an increase of $0.8 million or 6%. Research and development expenses were $24.9 million for the first half of 2002 compared to $24.8 million for the first half of 2001. As a percentage of total revenue, research and development expenses declined to 8% and 7% for the second quarter and first half of 2002 compared to 10% for both periods of 2001.

        Research and development expenses primarily reflected direct spending on the development of branded generic products and on rapid dissolve products utilizing our FlashDose® technology either on our own behalf or in collaboration with our partners. In the ordinary course of business, we collaborate with third party formulators and developers to expand our development pipeline opportunities. These third party formulators and developers are typically paid with a combination of fees for services, milestone payments and royalties on future sales of the products under development.

Selling, general and administrative

        Selling, general and administrative expenses for the second quarter of 2002 were $39.0 million compared to $24.5 million for the second quarter of 2001, an increase of $14.5 million or 59%. As a percentage of total revenue, selling, general and administrative expenses increased to 21% for the second quarter of 2002 compared to 18% for the second quarter of 2001. Selling, general and administrative expenses for the first half of 2002 were $78.3 million compared to $51.3 million for the first half of 2002, an increase of $27.0 million or 53%. As a percentage of total revenue, selling, general and administrative expenses increased to 23% for the first half of 2002 compared to 20% for the first half of 2001.

        The increase in selling, general and administrative expenses was mainly related to the expansion of our sales organization in the United States to over 600 employees by the end of the second quarter of 2002, and sales and marketing costs associated with Zovirax Ointment and Teveten® (recorded net of the marketing allowance paid by Solvay), as well as costs associated with the co-promotion of Wellbutrin SR. In addition, we have expensed costs associated with the development of the Cardizem® XL promotional program in the periods in which the costs were incurred.

Amortization

        Amortization expense for the second quarter of 2002 was $14.0 million compared to $10.8 million for the second quarter of 2001, an increase of $3.2 million or 29%. Amortization expense for the first half of 2002 was $26.5 million compared to $21.5 million for the first half of 2001, an increase of $5.0 million or 24%. As a percentage of total revenue, amortization expense was 8% for all periods presented.

        The period over period increases in amortization expense reflected incremental amortization associated with the rights to Zovirax and Teveten® as well as the acquired Vasotec® and Vaseretic® assets, reduced by the elimination of $1.7 million per quarter of goodwill and workforce related amortization as a result of the adoption of SFAS No. 142.

OPERATING INCOME

        Operating income for the second quarter of 2002 was $76.4 million compared to $57.1 million for the second quarter of 2001, an increase of $19.3 million or 34%. As a percentage of total revenue, operating income was 41% for the second quarter of 2002 compared to 43% for the second quarter of 2001. Operating income for the first half of 2002 was $133.6 million compared to $101.5 million for the first half of 2001, an increase of $32.1 million or 32%. As a percentage of total revenue, operating income was 39% for the first half of 2002 compared to 40% for the first half of 2001.

        The increase in operating income was mainly due to higher Tiazac® sales plus the additions of Zovirax Ointment, Teveten®, Vasotec® and Vaseretic® sales less a decline in Cardizem® sales. Also contributing to the increase in operating income was the inclusion of Wellbutrin SR co-promotion revenue. Operating income was reduced by a corresponding increase in cost of goods sold and sales and marketing expenses related to the expansion of our sales organization and promotional costs related to new products.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $1.0 million and $0.6 million for the second quarter of 2002 and 2001, respectively, and of $2.6 million and $1.2 million for the first half of 2002 and 2001, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $10.2 million for the second quarter of 2002 compared to $10.3 million for the second quarter of 2001. Interest expense was $11.9 million for the first half of 2002 compared to $23.3 million for the first half of 2001, a decline of $11.4 million or 49%.

        For the second quarter and first half of 2002, interest expense primarily related to our 7 7/8% Senior Subordinated Notes ("Notes") and the amortization of the discounts on the Adalat and Vasotec® / Vaseretic® obligations. For the second quarter and first half of 2001, interest expense primarily related to our 6.75% Convertible Subordinated Preferred Equivalent Debentures ("Debentures"), the amortization of the discounts on the Cardizem® and Adalat obligations and interest on advances under our revolving term credit facility.

        The decline in interest expense in the first half of 2002 compared to the first half of 2001 reflected the interest saved on the Debentures following their surrender and redemption during the second half of 2001, a reduction in the amortization of the discounts on long-term obligations following the repayment of the Cardizem® obligation in 2001 and a lower average balance under our revolving term credit facility.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $4.7 million and $3.3 million for the second quarter of 2002 and 2001, respectively, and of $8.7 million and $6.1 million for the first half of 2002 and 2001, respectively. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We disclose EBITDA to give investors an indication of our ability to meet debt service and capital expenditure requirements.

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
	000s	000s	000s	000s
Net income	$62,557	$44,103	$115,608	$73,269
Net interest expense	9,123	9,719	9,302	22,191
Provision for income taxes	4,707	3,310	8,700	6,060
Depreciation and amortization	16,921	13,593	32,025	26,652

EBITDA	$93,308	$70,725	$165,635	$128,172

        EBITDA was $93.3 million for the second quarter of 2002 compared to $70.7 million for the second quarter of 2001, an increase of $22.6 million or 32%. EBITDA was $165.6 million for the first half of 2002 compared to $128.2 million for the first half of 2001, an increase of $37.4 million or 29%.

        We disclose the ratio of EBITDA compared to interest expense because we believe it is a useful indication of our ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA to interest expense was 9.2 times and 6.9 times for the second quarter of 2002 and 2001, respectively, and was 14.0 times and 5.5 times for the first half of 2002 and 2001, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2002, we had cash and cash equivalents of $35.5 million compared to cash and cash equivalents of $434.9 million at December 31, 2001.

        Cash provided by operating activities was $126.5 million for the first half of 2002 compared to $137.4 million for the first half of 2001. Cash provided by operating activities reflected net income, after adjustments for items not involving cash, of $151.9 million for the first half of 2002 compared to $110.2 million for the first half of 2001. Net changes in non-cash operating items used cash of $25.4 million in the first half of 2002, mainly due to increases in accounts receivable and inventories and a decrease in deferred revenue, offset by increases in accounts payable and accrued liabilities. Net changes in non-cash operating items provided cash of $27.2 million in the first half of 2002, mainly due to a decrease in accounts receivable and increases in accounts payable, accrued liabilities and deferred revenue, offset by an increase in inventories.

        Net cash used in investing activities was $474.4 million for the first half of 2002 compared to $31.8 million for the first half of 2001. Additions to property, plant and equipment were $20.4 million and $28.9 million in the first half of 2002 and 2001, respectively. In the first half of 2002, we acquired the rights to Zovirax and Teveten® for $133.3 million and $94.3 million, respectively, and we paid $155.6 million to acquire Vasotec® and Vaseretic®. In the first half of 2001, we settled $4.0 million of acquisition costs related to Cardizem® and acquired other intangible assets for $10.0 million, offset by $11.4 million recovered as a reduction to the minimum license payments otherwise payable under the Adalat CC 30mg marketing rights agreement. In the first half of 2002, we made equity investments in Ethypharm S.A. ("Ethypharm") and Procyon Biopharma Inc. of $68.2 million and $2.5 million, respectively.

        Net cash used in financing activities was $51.5 million for the first half of 2002 compared to $162.5 million for the first half of 2001. Proceeds from the issue of common shares on the exercise of stock options and warrants, and through our Employee Stock Purchase Plan, were $6.0 million in the first half of 2002 compared to $13.6 million in the first half of 2001. In the first half of 2002, we repurchased our common shares through open market transactions, under our stock repurchase program, for $452.0 million. In the first half of 2002, we received net proceeds on the issue of our Notes of $384.3 million after deducting financing costs, and we borrowed $35.0 million under our revolving term credit facility compared to net repayments of $75.8 million made under the facility in the first half of 2001. In the first half of 2002, we repaid $17.2 million of the Vasotec® / Vaseretic® obligation and $7.5 million of the Adalat obligation. In the first half of 2001, we repaid $100.4 million of other long-term obligations, including the first two $42.5 million quarterly instalments of the Cardizem® obligation and $14.9 million of the Adalat obligation.

        Overall, our cash and cash equivalents decreased by $399.4 million and $56.9 million in the first half of 2002 and 2001, respectively.

        For the first half of 2002, non-cash investing and financing activities included a $99.6 million discounted obligation assumed on the acquisition of Vasotec® and Vaseretic® related to the minimum fixed royalty payments required to be made by us to Merck, a $10.0 million receivable from Merck related to its gross profit on the acquired Vasotec® / Vaseretic® assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) and $4.6 million of accrued common share repurchases.

Obligations and other matters

        At June 30, 2002, we had total long-term obligations of $555.6 million, including the current portion thereof, consisting of the $398.3 million carrying value of our Notes, the $83.0 million Vasotec® / Vaseretic® obligation, the $35.0 million drawn on our revolving term credit facility, the $32.5 million Adalat obligation and $6.9 million of deferred compensation.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes due April 1, 2010 under our base shelf prospectus. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. The Notes were assigned a BB- credit rating by Standard & Poor's Rating Services.

        At any time on or after April 1, 2006, we may redeem all or any of the Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $424.4 million available under our base shelf prospectus to offer at our discretion.

        In February 2002, by resolution of the Board of Directors we implemented a common share repurchase program pursuant to which we are able to repurchase up to 5% or approximately 7,850,000 of our issued and outstanding common shares. In May 2002, those amounts were increased to 10% or approximately 12,862,800 of our issued and outstanding common shares. To July 25, 2002, an aggregate of 12,862,400 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange and Toronto Stock Exchange, at an average purchase price of $39.11 for total consideration of $503.1 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388.2 million, was charged to the deficit. The program was terminated with no further common shares repurchased. Pursuant to the securities laws of the Province of Ontario, Canada, we are precluded from purchasing additional shares under this type of program until February 2003.

        On April 12, 2002, we acquired a 15% equity interest in Ethypharm and we licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61 million in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. We have options to purchase up to an additional 10% interest in Ethypharm.

        On May 29, 2002, we announced that we had signed a definitive agreement to license from DepoMed, Inc. ("DepoMed") the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("Metformin GR"). We also signed a definitive agreement to acquire a 15% equity interest in DepoMed. Following approval of the agreements under the Hart-Scott-Rodino Act in the United States effective July 8, 2002, we invested $12.3 million to acquire newly issued common shares (15% of the issued and outstanding common shares) of DepoMed. We have options to purchase up to an additional 5% interest in DepoMed.

        On July 25, 2002, our revolving term credit facility was increased from $400 million to $600 million with a syndicate of twelve financial institutions. All other material terms and conditions are unchanged. At June 30, 2002, we were in compliance with all financial and non-financial covenants associated with the revolving term credit facility.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative instruments to manage our exposure to certain market risks. We use derivative instruments as risk management tool and not for trading purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. The revolving term credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the revolving term credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our Vasotec® / Vaseretic® and Adalat long-term obligations are fixed and therefore not subject to interest rate risk.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We currently manage this exposure to interest rate changes through the use of interest rate swaps, which are recorded at fair value in our consolidated balance sheets. In June 2002, we entered into three interest rate swaps of aggregate $200 million notional amount which effectively modifies our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. At June 30, 2002, the carrying value and mark-to-market value of the interest rate swaps was $1.0 million in our favour, which has been recorded in other assets, and the respective offsetting fair value adjustment to the carrying value of our Notes was $1.1 million, which has been recorded in long-term obligations.

Equity market price risk

        We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. A 10% adverse change in equity market prices would not have a material effect on our consolidated results of operations, financial position, or cash flows.

FORWARD LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the SEC including the risks set forth in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and securities commissions or other securities regulatory authorities in Canada.

BIOVAIL CORPORATION

PART II — OTHER INFORMATION

1.    OPERATIONAL INFORMATION

  The press releases issued by the Company subsequent to filing of Form 6-K on May 30, 2002 were as follows:

a)	May 31, 2002	Biovail Corporation Announces Increase in Its Normal Course Issuer Bid
b)	June 17, 2002	Biovail Receives Approvable Letter for Cardizem® XL
c)	June 27, 2002	Biovail Reaches FTC Settlement Regarding Adalat Agreement
d)	July 9, 2002	Biovail Responds to Media Enquiries
e)	July 11, 2002	Andrx and Biovail Execute Settlement Agreement
f)	July 17, 2002	Biovail Announces Second Quarter 2002 Earnings Release Conference Call Details
g)	July 25, 2002	Biovail Reports Record Second Quarter 2002 Results
h)	August 19, 2002	Biovail's Generic Adalat CC 90mg Receives Final Approval
i)	August 27, 2002	Biovail Announces FDA Submission for Once-Daily Bupropion HCl Formulation by GlaxoSmithKline

2.    LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 12 to the consolidated financial statements filed under Part I of this report, and to Item 8.A. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

3.    MATERIAL ISSUED TO SHAREHOLDERS

  The material issued by the Company to shareholders is attached as the following exhibit:

  Exhibit 99.1        Second Quarter 2002 Interim Report for Canadian Regulatory Purposes

  Exhibit 99.2        Second Quarter Report 2002

4.    EXECUTIVE CERTIFICATIONS

  Exhibit 99.3        Certifications of the Chief Executive Officer and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: August 29, 2002	By: /s/ John R. Miszuk John R. Miszuk Vice President, Controller and Assistant Secretary

QuickLinks

BIOVAIL CORPORATION QUARTERLY REPORT
INDEX
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with U.S. generally accepted accounting principles (Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in U.S. dollars)
BIOVAIL CORPORATION PART II — OTHER INFORMATION
SIGNATURES